Exhibit 99

2020 Investor Day February 27, 2020 Toronto Magna International Inc. | magna.com

Introduction

Louis Tonelli

VP Investor Relations

1

Today's Agenda

• Introduction	Louis Tonelli
• Strategic Overview	Don Walker | Swamy Kotagiri
• Outlook Review and Capital Allocation	Vince Galifi
• Power & Vision	Tom Rucker | Sharath Reddy | John O'Hara
• Body Exteriors & Structures	John Farrell | Grahame Burrow
BREAK	
• Seating Systems	Mike Bisson | John Wyskiel
• Complete Vehicles	Frank Klein
• Panel Discussion	Tom Skudutis | Guenther Apfalter | John O'Hara | David Gray
• Wrap Up and Q&A	Don Walker | All
LUNCH | TECHNOLOGY DISPLAYS	

2

Forward Looking Statements

Certain statements in this document constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Forward-looking statements in these presentations include, but are not limited to:

- Magna's ability to capitalize on growth opportunities in lightweighting, vehicle electrification, smart mobility solutions, autonomous driving and other automotive trends;
- The timing and success of program launches;
- Successful award of programs for which we have quoted;
- Magna's forecast of light vehicle production in North America and Europe;
- Expected total sales, based on such light vehicle production, including expected split by reporting segment, and by region within each reporting segment;
- Adjusted EBIT margin, including expected split between segments;
- Expected returns on invested capital;
- Free cash flow expectations;
- Equity income;
- Interest expense, net;
- Income tax rate;
- Net income attributable to Magna;
- Capital spending;
- The ability to successfully implement our product group strategic priorities; and
- Future returns of capital to our shareholders, including through dividends and share repurchases.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
- economic cyclicality;
- regional production volume declines, including as a result of the COVID-19 (coronavirus) outbreak;
- intense competition;
- potential restrictions on free trade;
- trade disputes/tariffs;

Customer and Supplier Related Risks
- concentration of sales with six customers;
- shifts in market shares among vehicles or vehicle segments;
- shifts in consumer "take rates" for products we sell;
- quarterly sales fluctuations;
- potential loss of any material purchase orders;
- a deterioration in the financial condition of our supply base;
- OEM consolidation;

Manufacturing Operational Risks
- product and new facility launch risks;
- operational underperformance;
- restructuring costs;
- impairment charges;
- labour disruptions;
- supply disruptions, including as a result of the COVID-19 (coronavirus) outbreak;
- climate change risks;
- attraction/retention of skilled labour;

IT Security/Cybersecurity Risk
- IT/Cybersecurity breach;
- Product Cybersecurity breach;

Pricing Risks
- pricing risks between time of quote and start of production;
- price concessions;
- commodity costs;
- declines in scrap steel prices;

Warranty / Recall Risks
- costs related to repair or replacement of defective products, including due to a recall;
- warranty or recall costs that exceed warranty provision or insurance coverage limits;
- product liability claims;

Acquisition Risks
- inherent merger and acquisition risks;
- acquisition integration risk;

Other Business Risks
- risks related to conducting business through joint ventures;
- our ability to consistently develop and commercialize innovative products or processes;
- our changing business risk profile as a result of increased investment in electrification and autonomous driving, including higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
- risks of conducting business in foreign markets;
- fluctuations in relative currency values;
- tax risks;
- reduced financial flexibility as a result of an economic shock;
- changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks
- antitrust risk;
- legal claims and/or regulatory actions against us; and
- changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

3

Leading the Way in an Evolving Industry Don Walker Chief Executive Officer Auto Industry Evolution 2 • Most high - tech, complex industry • Highly regulated, safety product in high volume • Major focus for most industrialized nations: – Taxes, jobs, R&D, capital, technology Future Trends 3 Technology • Artificial intelligence • Virtual / augmented reality • Internet of Things / connectivity • Driverless cars (ADAS) • Advanced robotics • Advanced materials • Additive manufacturing • Drones People & Planet • Urbanization • Health care advances • Aging population • Global warming • Solar • EV / hybrid • Wealth distribution – people / countries

Current Issues FUTURE MOBILITY PROTECTIONISM USMCA China Bre x i t CLIMATE CHANGE Regulations Sustainability Industry evolution: more investment, consolidation, partnership 4 ADAS New Entrants Our Priorities 5 6 Program management Continuous improvement 250 vehicle launches a year Quality, delivery, sustainability, profits World Class Manufacturing Drives Our Sales, Profit and Reputation

Environmental Principles Emission Controls Water & Energy Conservation Waste Management 7 World Class Manufacturing Sustainability Innovation How We Do Business • • • 8 Product + Process + Materials + Data Reputation as forward thinking Supplier of Choice Innovation Creative Minds 2,100+ Patents in last 3 Years 9

Innovation

Open for Business Mindset

20+

Early Stage Investments

19

University Engagements



Advanced electric motor development with Universities

10

Innovation

Technology Council



Swamy Kotagiri	**Tony Fadell**	**Mark Fields**	**Christian Tang**	**Prof. Dr. Thomas Weber**	**Haitao Zhang**
Chair	Silicon Valley	Automotive	ACME Capital	Daimler BOD	Hasco

11

People

Magna has a Unique Culture

Operate Like a Start Up. Innovate Like a Tech Company.



165,000

Entrepreneurial Employees



13,000

Engineers

12

People

Leadership Development

Developing
future leaders

Cultivating
more diverse and inclusive workforce

Employee
engagement

13

People

Strong Leadership Team

Don Walker	CHIEF EXECUTIVE OFFICER
Swamy Kotagiri	PRESIDENT
Vince Galifi	CHIEF FINANCIAL OFFICER
Tom Skudutis	CHIEF OPERATING OFFICER
Guenther Apfalter	PRESIDENT MAGNA EUROPE
Aaron McCarthy	CHIEF HUMAN RESOURCES OFFICER
Riccardo Trecroce	CHIEF LEGAL OFFICER
Eric Wilds	CHIEF SALES & MARKETING OFFICER
Jim Tobin	PRESIDENT MAGNA ASIA
Joanne Horibe	CHIEF COMPLIANCE OFFICER



SWAMY KOTAGIRI			TOM SKUDUTIS			GUENTHER APFALTER
POWER & VISION			BODY EXTERIORS & STRUCTURES		SEATING SYSTEMS	COMPLETE VEHICLES
POWERTRAIN	ELECTRONICS	MECHATRONICS, MIRRORS, LIGHTING	BODY & CHASSIS	EXTERIORS	SEATING	VEHICLE ENG. & MANUFACTURING
Tom Rucker PRESIDENT	Uwe Geissinger PRESIDENT	John O'Hara PRESIDENT	John Farrell PRESIDENT	Grahame Burrow PRESIDENT	Mike Bisson/ John Wyskiel PRESIDENT	Frank Klein PRESIDENT

14

Strategy Overview Swamy Kotagiri President Trends and Drivers Impacting Automotive • Legislative and regulatory • Comfort and convenience • Mobility as a service 2 Disruption in Industry HOW INDUSTRY IS PREPARING FOR THE CAR OF THE FUTURE 3

Mission for our Process and Products… Smarter. Comfort, Convenience and Connectivity Designing and delivering an inspired, best - in - class cabin experience Cleaner. Safer. Efficiency and Active and Sustainability Passive Safety Optimizing the use of energy to meet the Engineering protection and needs of our customers and our planet peace - of - mind for all who share the road Lighter. Lightweight Material and Science Driving performance and quality through innovative mass reduction Affordable. Development and Manufacturing Efficiency Align and optimize processes for the development and manufacture of products 4 Complete Vehicle to Specific Products SE A TI NG M ECH AT RONICS M I RRORS CO M P L E TE VEHICLES EXTERIORS BODY & CHASSIS ELECTRONICS POWERTRAIN L IGH TI NG • Flexibility in a changing market • Deliberate product line strategy • Overall systems approach 5 Systems Approach Defining Defining Problem Statements M ode li n g Balancing Functionality & Requirements Delivering Op t imized Products DR I VE L I NE TRANS MI SS I O N LIGHTING ADAS BODY SEATS A na l y zi n g Technology Platforms & Building Blocks 6

CASE STUDY: Influence of Electrification on Product Lines Architecture Packaging Optimized Products ICE FLAT UNDERBODY PHEV SEAT WITH OPTIMIZED HEIGHT BEV E - DRIVE PACKAGING BATTERY IN VEHICLE INFLUENCES VARIOUS SYSTEMS 7 CASE STUDY: Influence of Electrification on Product Lines 8 A r chitecture Light Weighting Optimized Products P H EV B EV ICE Engine Transmission I n v e r te r s E - m otor C ha r ger BATTERY TRAY LIFTGATES LIGHTWEIGHT DOOR Fue l l R Re e ar Batt t eri ri es s A Ax xle le CHANGING PROPULSION DRIVES DIFFERENT WEIGHT DISTRIBUTION I C E CASE STUDY: Cost Optimization for Emission Reduction Varies by: CUSTOMER 1 HDT • Region • OEM fleet mix ACTIVE AERO • Vehicle segment • Volume LIFTGATES CUSTOMER 2 • Invested capital E - DRIVE MULTIPLE SOLUTIONS TO OEM/INDUSTRY CHALLENGES 9

CASE STUDY:
Influence of ADAS/Autonomy on Product Lines

MAGNA

Architecture



Integrated Sensors


IN MIRROR CAMERAS
IN CABIN SENSORS
NEARFIELD CAMERA
FRONT CAMERA
HD RADAR
HD LIDAR/ NIGHT VISION
HD RADAR
MAGNA
ULTRASONIC SENSOR

Optimized Products


CLEARVIEW MIRROR


ADAPTIVE DRIVING BEAM


INTEGRATED CAMERAS

MATERIAL AND PROCESS INNOVATION FOR INTEGRATED SENSORS

10

CASE STUDY:
Influence of Electric Architecture on Product Lines

MAGNA

Future E/E Architecture



Topology Evolution

Distributed architecture



Satellite architecture



Optimized Products



FLEXIBLE, SCALABLE, MODULAR PRODUCTS FOR EVOLVING ARCHITECTURE

11

CASE STUDY:
Influence of Smart Mobility on Product Lines

MAGNA

Eco System



Operating Efficiency


PREDICTOR
ADAPTIVE PARAMETER ESTIMATOR
COST FUNCTION MANAGER

Optimized Products


RECONFIGURABLE SEAT


SMARTACCESS™


SENSOR INTEGRATION


COMPLETE VEHICLE INTEGRATION

TECHNOLOGY BUILDING BLOCKS FOR FUTURE MOBILITY

12

Breadth in Manufacturing Excellence 50 + processes 80 + materials PRODUCT FUNCTIONALITY AND AFFORDABILITY – MATERIAL AND PROCESS AGNOSTIC 13 Advanced Manufacturing Initiatives • Automation • Logistics and handling • Joining • Materials • Digitization • Data analytics INNOVATION PIPELINE FOR FACTORY OF THE FUTURE 14 15 IN SUMMARY Magna Brings a Unique Approach • Breadth & depth of capabilities • Cohesive strategy • One Magna leading the way SE A TI NG M ECH AT RONICS M I RRORS CO M P L E TE VEHICLES EXTERIORS BODY & CHASSIS ELECTRONICS POWERTRAIN L IGH TI NG

Finance Vince Galifi Chief Financial Officer 1 Outlook by segment Agenda Consolidated outlook Capital allocation 2 Financial Outlook* – Key Assumptions 3 2022 16.3 21.6 0.750 1.100 0.142 2020 Automotive Light Vehicle Production (millions of units) • N orth A me rica 16.3 • Europ e 20.8 U.S. Foreign Exchange Rates • Cd n 0.750 • Eu ro 1.100 • RM B 0.142 Acquisitions/Divestitures • No material unannounced acquisitions / divestitures * Our 2020 outlook remains unchanged from the outlook provided on January 16 , 2020 . We have not included any adjustment to our outlook related to COVID - 19 (coronavirus), as it is difficult to forecast when our customers’ facilities in China will be fully operational, their ability to recover lost production, the risk of supply chain disruptions in the event that Chinese factories are unable to resume normal operations promptly, any adverse impact on the economy in China and/or the possibility that the economies of other regions could be adversely impacted by any further COVID - 19 - related slowdown in China .

BODY EXTERIORS & STRUCTURES

Continued Growth, Margins Improving

MAGNA


Sales
($Billions)
2-4% CAGR
16.5
16.0-16.8
17.5-18.5
2019
2020F
2022F
Unweighted Global LV Production CAGR = ~2%
(Weighted Global LV Production CAGR = ~0.5%)


Adjusted EBIT Margin[1]
(%)
7.9
7.7-8.1
8.1-8.6
2019
2020F
2022F
Equity Income ($M)
3
0-5
5-10

[1] Excluding other expense (income), net

POWER & VISION

Further Growth and Significant Margin Expansion

MAGNA


Sales
($Billions)
2-4% CAGR
11.0[1]
10.7-11.3
11.5-12.3
2019
2020F
2022F
Unweighted Global LV Production CAGR = ~2%
(Weighted Global LV Production CAGR = ~0.5%)


Adjusted EBIT Margin[2]
(%)
6.6
7.9-8.3
10.1-10.6
2019
2020F
2022F
Equity Income ($M)
174
130-160
150-190

[1] Excluding $0.4B in sales of Fluid Pressure & Controls (FP&C) business unit sold at end of Q1, 2019
[2] Excluding other expense (income), net

SEATING SYSTEMS

Strong Growth Above Market, Recovering Margins

MAGNA


Sales
($Billions)
4-7% CAGR
5.6
5.7-6.1
6.3-6.8
2019
2020F
2022F
Unweighted Global LV Production CAGR = ~2%
(Weighted Global LV Production CAGR = ~0.5%)


Adjusted EBIT Margin[1]
(%)
5.6
5.5-6.0
5.9-6.5
2019
2020F
2022F
Equity Income ($M)
4
0-5
10-15

[1] Excluding other expense (income), net

COMPLETE VEHICLES

Program Launches Completed, Focusing on Efficiencies

MAGNA


Sales
($Billions)
6.7
6.0-6.4
5.7-6.4
2019
2020F
2022F
Unweighted Global LV Production CAGR = ~2%
(Weighted Global LV Production CAGR = ~0.5%)


Adjusted EBIT Margin[1]
(%)
2.1
2.3-2.8
2.3-2.9
2019
2020F
2022F
Equity Income ($M)
10-20

[1] Excluding other expense (income), net

7

Agenda

MAGNA

Outlook by segment

Consolidated outlook

Capital allocation



8

Magna's Consolidated Sales Expected to Grow

MAGNA


Magna Consolidated Sales
($Billions)
1-4% CAGR
39.1
38.0-40.0
40.5-43.5
2019[1]
2020F
2022F
Unweighted Global LV Production CAGR = ~2%
(Weighted Global LV Production CAGR = ~0.5%)

[1] Excluding $0.4B in sales of FP&C business unit sold at end of Q1, 2019

10 Consolidate d EBI T Margi n % 1 Expanding 1 Excluding other expense (income), net 6.5 6.7 - 7.0 7.6 - 8.0 Equity Income ($M) 2019 178 2020F 130 - 175 2022F 175 - 230 2 0 19 2 0 20F 2 0 22F 1 Return on Invested Capital = Tax - Effected Return on Funds Employed (@25%) Return on Funds Employed = Adjusted EBIT / Assets Employed 11 Returns Expected to Increase Ret u r n On In v este d Ca pit a l 1 ~12% ~13% Agenda Outlook by segment Consolidated outlook 12 Capital allocation

Capital Allocation Principles Unchanged


MAGNA

1 Maintain Strong Balance Sheet

- Preserve liquidity and high investment grade credit ratings
- Maintain flexibility to invest for growth

2 Invest for Growth

- Organic opportunities
- Innovation
- Acquisitions that fit product strategy

3 Return Capital to Shareholders

- Continued dividend growth over time
- Repurchase shares with excess cash

13

Relatively Level Capital Spending Through Outlook


Capital Spending
($Billions)
1.8
1.9
1.7
1.4
~1.7
% of Sales[1]
~5.25
5.12
4.04
3.65
2016
2017
2018
2019
2020F
2021F
2022F

[1] 2020 to 2022 are based on the level of business reflected in our sales outlook

14

Continued Strong Free Cash Flow Generation


Free Cash Flow[1]
($Billions)
1.1
1.2
1.6
2.3
1.4-1.6
~$5.5B (2020-2022) >30% of Market Cap
2016
2017
2018
2019
2020F
2021F
2022F

[1] Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investment in other assets

15

Projected Operating Cash Flow Uses 2020 - 2022: A Balanced Approach Projected Operating Cash Flow Uses External Investments and Share Repurchases 35 - 40% 50 - 55% Net Internal In v estments 10 - 15% An Attractive Dividend Plus debt capacity increases as EBITDA grows 16 Q410 Q411 Q412 Q413 Q414 Q415 Q416 Q417 Q418 Q419 0.64 1.12 1.00 0.88 0.76 1.32 0.55 0.50 17 Dividend Growth Remains a Priority 1 Based on Q4 run rate A nnu a liz e d D i v id e n d 1 ($ per share) 1.60 1.46 14% CA G R 18 Share Repurchases $ 4.4B 85 million shares Returned $ 5.7B Since 2017 Dividends $ 1.3B ~22% of shares repurchased in 3 year period Proven Track Record of Returning Capital to Shareholders 2017 - 2019

IN SUMMARY:

Delivering Powerful Growth in Earnings and Strong Cash Flow

MAGNA

Continued Growth

- Growth in sales despite relatively level vehicle production in our key markets

Margins Improving

- Margin expansion expected throughout our outlook period

Strong Cash Flow

- Focused on cash conversion
- Expect ~$5.5 billion free cash flow generation (2020-2022)
- Substantial cash resources for external investments and returning capital to shareholders



19

MAGNA

APPENDIX

20

Financial Outlook

MAGNA

(U.S. GAAP) ($Billions, unless otherwise noted)	2020	2022
Total Sales	38.0 – 40.0	40.5 – 43.5
EBIT Margin %	6.7% – 7.0%	7.6% – 8.0%
Equity Income	130M – 175M	175M – 230M
Interest Expense	~85M	
Tax Rate	~24.5%	
Net Income Attributable to Magna	1.8 – 2.0	
Capital Spending	~1.7	

21

Power & Vision Update 1

Powertrain Tom Rucker President 1 Business overview Agenda Market positioning Strategy going forward 2 45 Global Sites S A LES $5.7* Billion (2019) MARKET POSITION #1 In Our Key Products MANUFACTURING ENGINEERING 21 Global Sites * Excludes Fluid Pressure & Controls (FP&C) business which we disposed of in 2019; Magna Powertrain consolidated sales + sales at 100% for unconsolidated entities is $8.6 Billion EMPLOYEES ~25,000 Skilled Emplo y ees MAGNA POW ERTRAIN AT A GLANCE A Leader in Bringing Power to the Wheels 3

Leading Powertrain Solutions

MAGNA

Traditional Products | **Electrified Products**

Global #1 in Transmissions*


Manual Transmissions (MT)


Dual Clutch Transmissions (DCT)


Hybrid DCT (HDT) (SOP 2021)

Global #1 in 4WD / AWD Systems*


4-Wheel Drive Systems (4WD)


All-Wheel Drive Systems (AWD)


Electric Drive Systems (eDS) (SOP 2020)

* Our estimated positions as an independent (i.e. non OEM-affiliated) supplier

4

Well Diversified Business with OEM Customers Globally…

MAGNA

2019 Sales*

By Customer


Other 12%
BMW 13%
Volkswagen 9%
Daimler 14%
General Motors 12%
Ford Motor 16%
Fiat-Chrysler 6%
Hyundai 2%
Renault/Nissan 8%
Tata 1%
Chinese OEMs & JVs 7%

By Region


Europe 57%
Asia 15%
North America 28%



* Includes consolidated sales + sales at 100% for unconsolidated entities

5

…With Products Supporting Well-Known Brands and Models

MAGNA

4WD

Exclusive Provider

- BMW Rear-Wheel Drive (RWD): 3-7 Series, including X and M Series
- General Motors: Large and Mid-size trucks and SUVs
- Daimler RWD: C-Class, E-Class, S-Class, GLC, GLE, G-Wagon
- Jeep RWD: Grand Cherokee, Wrangler, Gladiator

AWD

Premium AWD Customers Include

- Audi Front-Wheel Drive (FWD): A-Series, Q-Series and TT
- Daimler FWD: A-Class, B-Class, CLA, and GLA
- Nissan: Murano and Pathfinder
- Hyundai: Santa Fe and Kia Sportage

DCT

Exclusive Provider To

- BMW Front-Wheel Drive
- Ferrari

Other Customers Include

- Daimler
- PSA
- Ford
- Brilliance
- Chery
- Geely
- Great Wall









6

BMW Platform Award – Largest Transmissions Award In Company History • Transmission technologies for front - wheel drive platforms • Scalable DCT, including hybrid transmission variants • 170 different vehicle applications 7 Market positioning Agenda Business overview Strategy going forward 8 9 Global Powertrain Electrification Trends: Our Portfolio Meets Global OEM Needs Powertrain Electrification by Region 2025* ICE MICROHYBRID MILDHYBRID HEV PHEV EV Chin a 26 - 34% 10 - 13% 8 - 11% ~1% EU 48 - 49% 75 - 78% 10 - 13% 1 - 6% 11 - 16% USA 31 - 61% 1 - 6% 2 - 4% 1 - 4% 1 - 11% • eMobility growth is accelerating: – 6M Battery Electric Vehicles (BEVs) in 2025; However, ~90% of all vehicles produced will still use an ICE for propulsion  Traditional Products – eDrive Systems begin to replace traditional AWD systems in Front Wheel Drive architectures – CO 2 emission requirements drive 48V architectures (28% of global fleet in 2025)  Hybrid DCTs – Zero Emission Vehicle (ZEV) requirements drive high voltage PHEVs and EVs  eDrives & Dedicated Hybrid Transmissions (DHT) Key Trends 35 - 43% * Based on Magna Fleet Analysis October 2019

Market Forecast to 2025 – Shifting, but Overall Growth

MAGNA

Production Units in Millions*

Traditional | Hybridized | Full Electric

	2019	2025	Impact on Magna
Manual Transmissions • Diesel use continues to decline (often paired with MTs) and changing consumer preferences	28.2	23.4	Global decline in MTs
4-Wheel Drive • Maintain position as world's largest independent transfer case supplier	7.8	9.3	Leverage installed base
All-Wheel Drive • Magna's product portfolio supports the transition to eAWD	0.2 9.9	1.5 10.2	Transition to eDS products
Dual Clutch Transmissions • Leverage scalable products and building blocks to increase sales in Hybrid DCTs and Dedicated Hybrid Transmissions	2.8 8.8	11.2 12.2	Growth in hybrid transmissions
Electric Vehicle / Plug-in Hybrids (EV/PHEV) • Magna continues to innovate and expects to become one of the top suppliers in the electrified powertrain systems space	0.8 2.2	5.1 10.6	Growth in eDS products

* Sources: IHS Alt. Propulsion & Magna Driveline Database November 2019

10

Agenda

MAGNA

Business overview

Market positioning

Strategy going forward



11

Strategy Going Forward

MAGNA

1 Maintain #1 position in key products (4WD/AWD, DCT)



2 Leverage system integration know-how and scalability approach to transition to electrified products



3 Increase vertical integration to improve competitiveness



4 Strong innovation pipeline focusing on emerging technologies



12

STRATEGY # 1 Maintain #1 Position in Key Products We have already secured significant awards on key products • Substantial 4WD contracts awarded through 2030 in both Europe and North America • BMW award secures high volume DCT business beyond 2025 Additional awards pending • Leveraging our proven track record to deliver high volume, high quality traditional products at competitive prices to our OEM customers Our key products remain strong going forward and provide the foundation for funding future electrified products 13 DCT 48V HDT HV DHT 4 W D A W D 48V e A W D HV eDri v e S y stems MT Modular & Scalable Products STRATEGY # 2 Magna’s Scalability Approach Modular & Scalable Building Blocks Clutches & De c oup li n g Synchronization Gearsets & D iff eren ti a ls Electric Drive (Traction Motor and Inverter) Housing & Covers Control HW & Actuation S h ifti n g S y st e m Hydrau lics Oil 4 Utilization of red building blocks enables a scalable solution for our new electrified products 14 Parklock SW & Control Algorithms MT DCT 48V HDT HV DHT 4WD AWD 48V eAWD HV eDS STRATEGY # 2 Initial Awards Confirm Electrification Strategy 15 Leading Brand in China * • New EV Platform, HV eDrive, SOP 2020 Global OEM * • HV eDrive, SOP 2023 – Additional PHEV variant likely to be added BMW Group • Transmission technologies for front - wheel drive platform – Including hybrid transmission variants European Program • 48V Hybrid DCT, SOP 2021 – Usage may be extended globally Significant contribution to our 2025 sales expected to come from eMobility products** * Through joint venture with Hasco ** Includes consolidated sales + sales at 100% for unconsolidated entities eMobility Sales ** 0.6 1.2 2 0 19 Booke d Unbooked ~$2.0B 2 0 2 2 F 2 0 25F

STRATEGY # 3 Increasing Competitiveness Through Vertical Integration • ECUs for high - volume 4WD transfer cases • Clutch modules • eMotors and inverters for hybrid transmissions and eDrive systems Vertical integration strengthens competitiveness by enabling increased design integration and provides value - add on key building blocks 16 • Technology developments focused on best - in - class efficiency and cost • Primary and secondary eDrives for global market needs • Large addressable market ose built for full hybrid functio • Purp se - built for full hybrid functionality including extended zero emission driving • Fulfills package requirements of future BEV platforms • 2025 addressable market: 2.3M units STRATEGY # 4 Strong Product Innovation Pipeline Dedicated Hybrid Transmission (DHT) Next Generation eDrive System 17 18 IN SUMMARY Positioned to Win in Powertrain Electrification • Building on market leadership with a well positioned product portfolio, global footprint and strong customer relationships • Key strategic initiatives support additional growth and transition to electrified products – Modular and scalable building blocks – Increased vertical integration – Focused investment in innovation and new technologies • Significant awards in electrified powertrain space with major OEMs

MAGNA

Electronics

Sharath Reddy
Sr. Vice President



1

Agenda

MAGNA

- **Magna Electronics today**
- Market trends impacting our business
- Strategy moving forward


Sensors

2

Magna Electronics At a Glance

MAGNA

Two Business Lines

2019 Sales ~$750M


Other Electronics $215M
ADAS $535M

Locations – By Region


Manufacturing
Engineering
Sales
Europe
N. America
Asia
5
2
1
1
3
4
1
4
2

~2,800 Employees
>1,200 Engineers

3

Product Portfolio is Positioned for Growth

MAGNA

ADAS

Expanding from Cameras to full ADAS Portfolio

Rear / Surround Camera	Front Camera	LiDAR




MAGNA

ICON RADAR™	Domain Controller	System Fusion





Other Electronics

Largely Intercompany

Powertrain Control Units



Mechatronics, Mirrors & Lighting



Key Product & Technology Recognition Updates

MAGNA

Key New Product / Business Awards

- ✓ Industry-First EyeQ5 Front Camera program (European OEM)
- ✓ EyeQ4 Front Camera program (European OEM)
- ✓ Surround View System programs (European & Japanese OEMs)
- ✓ Industry-First Solid-State LiDAR program (European OEM)
- ✓ First interior CLEARVIEW™ mirror program on 2 models, cross-Magna collaboration to include rear camera and ECU



Industry Technology Recognition

Automotive News PACE AWARD 25

2019 (2) PACE Award Finalists
LiDAR, Augmented Reality Camera

Automotive News PACE AWARD 2018 WINNER

2018 PACE Award Winner
Trailer Angle Detection (Ford)

Key Organization, Footprint, and Plant Award Updates

MAGNA



JV Established for mini-LED Light Source Product

MAGNA rohinni.



New design center in Pune, India



New 230,000 sq. ft. manufacturing facility in Holly, Michigan

Plant Manufacturing & Quality Awards

- ✓ GM Supplier Quality Excellence Award (7th time)
- ✓ VW Group Good Partnership Recognition
- ✓ Dongfeng Peugeot-Citroën Automobile Quality System Basic+ Best Practices Recognition Award
- ✓ GM Customer Care & Aftersales On-time Shipping Award
- ✓ IP Asia Golden Qualified Manufacturers List Award

Challenges Actions Taken / Planned 7 • Test and validation requirements • Rapid ramp - up of engineering footprint in Europe • Concurrent development and industrialization of new and complex technology Strengthening New Product Launch Capability • Strengthened leadership team and engineering bench - strength • Deployed global support resources to bridge capabilities • Expanded data center in Europe • Continuous collaboration with customer x x Result: Strong market position in LiDAR and Advanced Front Camera Market trends impacting our business Agenda Magna Electronics today Strategy moving forward 8 Product Portfolio is Aligned to Mobility Megatrends 9 ADAS / Autonomy Vehicle Electrification • Consumer demand, NCAP and NHTSA regulations drive increased ADAS/AD dollar content • Leapfrog technology with first digital imaging ICON RADAR and Solid - State LiDAR enables Magna to transform from leading camera supplier to complete ADAS systems provider • Higher volumes of hybrid and full electric vehicles • Electrification of vehicle components continues to grow

Well Positioned in Large & Growing ADAS/AD Market*

MAGNA



2019
18%
28%
54%
2025
1%
5%
28%
32%
34%
2030
2%
5%
12%
17%
28%
36%
Level 0
Level 1
Level 2
Level 2+/3
Level 4
Level 5

Additional feature content drives double digit growth rates

Sources: **2019**: IHS Markit, January 2020; **2025**: Magna Internal Forecast based on internal study and IHS Markit forecast, January 2020; **2030**: Magna Internal Forecast
* Levels of driving autonomy as defined by SAE classifications, including additional Magna analysis/classifications; percentages represent vehicle units produced at each AD level

The IHS Markit information represents data and research published by IHS Markit, and not representations of fact. Such content is provided "as of" with no warranty, expressed or implied, as to its accuracy, completeness or timeliness, or as to the results to be obtained by recipients. IHS Markit shall not in any way be liable in contract, tort or otherwise to any recipient or third party for any loss or damage suffered in connection with the information contained herein.

10

Agenda

MAGNA

Magna Electronics today

Market trends impacting our business

Strategy moving forward



11

STRATEGY #1

Transform Magna into a Full ADAS System Supplier

MAGNA



Front Cameras
Rear View/ Surround View Cameras
LiDAR
Long Range Radar
Medium Range Radar
Domain Controller

12

STRATEGY #1

Modest Near-Term Growth, Accelerating 2022+

MAGNA



ADAS Sales Growth Outlook
$535M
$650-700M
$875-925M
$1.2-1.4B
7-9% CAGR
13-15% CAGR
2019
2022F
2023F
2025F

13

STRATEGY #1

ADAS Sales are Expected to Diversify

MAGNA



2019
Front Cameras
Surround View Systems
Rear View Cameras
2025F
LiDAR
Radar
Domain Controllers
Rear View Cameras
Surround View Systems
Front Cameras

14

STRATEGY #2

Other Electronics Growth Strategy

MAGNA



Magna Powertrain
Magna Seating
Magna Exteriors
Magna Lighting
Magna Mirrors / Mechatronics
Inverters - 48V & High Voltage
Transfer Case Control Modules
Transmission Control Modules
Electronic Seat Controls
Mini LEDs Light Source
Deployable Running Boards
Mini LEDs Light Source
Interior & Exterior
Tail Lamps
CLEARVIEW ECUs
Rear View &
Surround View cameras
Magna Electronics

ECUs = Electronic Control Units

15

IN SUMMARY Positioned for Significant Growth Moving Forward • Leveraging strength in vision - based systems to transform business into full ADAS supplier – Strong position in a fast - growing market • Strengthened product launch capability • Focused on lower levels of autonomy in near term – Continue to monitor L4/5 market to assess timing of future investments • Other Electronics business growing through increased cross - Magna collaboration 16

Mechatronics, Mirrors & Lighting John O’Hara President 1 Business overview Agenda Market positioning Strategy going forward 2 Our Business At a Glance • Three global core product areas – Lighting – Mirrors – Mechatronics • 19 countries / 63 manufacturing facilities • Positioned for trends in future mobility with electronics content driving growth • Strong profitability, cash flow conversion and return on investment 3 Sales by Product Area Lighting $1.0B Mirrors $2.4B M echa t ronics $1.4B $ 4.8B 2019 Sales

Diverse Sales by Customer / Region – 2019

MAGNA

By Customer



Other 10%
GM 20%
FCA 15%
Daimler 12%
BMW 10%
VW 9%
Ford 8%
RNMA 5%
Geely 3%
Honda 3%
Toyota 2%
China Dom. 3%

By Region



South America 4%
North America 48%
Europe 31%
Asia 17%

4

Performance Highlights – Lighting

MAGNA

- ☑ Globalized our lighting business
  - 12 plants across all key regions
  - 3 core engineering centers
  - 15 customers
- ☑ Acquisition of OLSA
  - footprint in Europe, China, Brazil and Mexico
  - solidified Magna as a leader in technology for rear lighting
- ☑ Acquisition of engineering center in Czech Republic
  - focused on forward lighting growth globally
- ☑ Increased investment in advanced technologies with over 250 engineers globally



5

Performance Highlights – Mirrors

MAGNA

- ☑ Enhancing global footprint with launch of new facilities
  - completed: Slovakia, Thailand
  - planned: Morocco, Macedonia
- ☑ Awarded first CLEARVIEW™ inside mirror contract on two models
  - complete Camera Monitoring System (CMS) including inside mirror and rear camera
- ☑ First to market Trailer Tow mirror
  - 4-link power with auto adjust
  - secured with multiple customers
- ☑ Investing in new technologies
  - advanced overhead consoles
  - integration of driver distraction software



6

Performance Highlights – Mechatronics Strengthened position in SMARTACCESS TM portfolio with acquisition of motion control software Secured JV with BHAP in China for door module growth, new customer contracts Opened new engineering center focused on mechatronic systems in Suzhou, China SMARTLATCH TM momentum – 13 awarded models across 7 brands 7 Market positioning Agenda Business overview Strategy going forward 8 Strong Technology Position in Key Product Areas 9 Globally ranked #1 Latch i ng Mirrors Rear Lighting

Unique Opportunity: The Future of Rear Vision

MAGNA

- Commissioned independent research on the future of outside mirrors
  - Potential camera monitoring system penetration of ~5% by 2030
- Magna's competitive advantage
  - Leading outside mirror supplier
  - Electronics expertise in ADAS and camera systems
  - Capability to engineer a complete system solution
- Engaged in rear vision activity with multiple OEMs

Magna is positioned to be a leader in this technology







10

New Features / Technologies Driving Content Growth

MAGNA


Driver Monitoring
Power Liftgate
Camera Monitoring
Access Sensors
Power Frunk
Radar Tail Lamp
Adaptive Driving Beam
Advanced Capacitive Sensor
Power Side Door
Non-Contact Obstacle Detection

Premium feature take rates are increasing

Our product real estate is **ideal** for electronics integration

11

Sensors for SMARTACCESS™

MAGNA

Short Range Radar



- Non-contact detection

Radar Access Sensor



- Liftgate activation

Advanced Capacitive Sensor



- Vehicle access

Superior performance in all environmental conditions

12

Strategy going forward Agenda Business overview Market positioning 13 Key Growth Drivers 14 Growth in rear vision content Vehicle access trends Expanding lighting business 2 3 1 1. Expanding Lighting Business Growth Drivers • Safety and design trends are increasing content • Globalize forward lighting and increase market share • Magna advantage through cross group synergies for advanced technologies 15 201 9 2025F Lighting Global Sales 4 - 7% CAGR $1.3 - $1.5B $1.0B

1. Investing in Advanced Lighting Technology

MAGNA


High beam

Adaptive Driving Beam

- Increased safety and uniform high beam without glaring other vehicles
- Forward camera vision inputs determine object location and adapts to reduce glare



16

1. Investing in Advanced Lighting Technology

MAGNA


MAGNA

FLECSFORM™

- Micro LEDs that enable uniform lighting in an extremely thin package
- Flexible substrate to allow for complex shapes and unique styling
- Performance benefits over OLED
- Magna cross group synergy



17

2. Growth in Rear Vision Content Per Vehicle

MAGNA

Inside Mirror
MAGNA CONTENT
\$5 - \$150

1. Auto dimming glass
2. Memory actuator
3. Capacitive touch
4. Frameless glass
5. Microphone
6. Speaker
7. Telematics
8. Interior lighting
9. Electronic module
10. Backup video

Outside Mirror
MAGNA CONTENT
\$60 - \$450

1. Cameras
2. Blindzone indicator
3. Auto dimming glass
4. Mirror actuator
5. Powerfold actuator
6. Turn signal
7. Logo / ground lighting
8. Sensors
9. Material finish
10. Forward lighting
11. Rear lighting
12. Power extend actuator

Inside CMS
MAGNA CONTENT
\$150 - \$250



Outside CMS
MAGNA CONTENT
\$200 - \$600



- Premium feature take rates increasing
- High level of electronics integration
- Engaged in activity with multiple OEMs on CMS
- We continue to lead the SUV and truck segments and commercialize first to market technology


HIGH COUNTRY

18

3. Vehicle Access Trends Driving Growth

MAGNA

Power System Sales



18%
CAGR
~$400M
~$150M
2019
2025F

Growth Drivers

- Increasing comfort and convenience features
- Well positioned product portfolio with complete system expertise
- SMARTACCESS™ platform enables unique vehicle access experiences
- Leader in motion control software and sensing
- Power doors gaining momentum with multiple new awards



19

SUMMARY

Why This Is A Great Business

MAGNA

- Positioned for future mobility with electronics content driving growth
- Strong technology position and sales growth across all product areas
- Continued strong profitability, cash flow conversion and return on investment



20

Body Exteriors & Structures Update 2

Body & Chassis John Farrell President Business overview Agenda Market position Strategy going forward 2 A Leader in Vehicle Body and Chassis Structures • Unique business capable of providing complete body and chassis assemblies globally • Leading forming and joining technologies for steel and aluminum • Highly relevant to future mobility 3

AT A GLANCE

A Leader in Vehicle Body and Chassis Structures

MAGNA

2019 sales **$10.0B**

Manufacturing facilities **89**



Body Structures



Class A Surfaces



Chassis Structures

Stable, profitable business with leading market positions and strong cash flow generation

>44,000 employees in **20** countries

4

Diverse Global Customer Base

MAGNA

2019 Sales


By Customer
Other
GM
BMW
Daimler
Ford
FCA
VW
By Region
Rest of World
Asia
Europe
North America

Supplying products around the globe for all customers

5

Leveraging Steel and Aluminum Forming and Joining Technologies

MAGNA

Chassis	Body-In-White (BIW)	
	Non-Class A	Class A
Frames, front and rear cradles, cross members, control arms, twist axles	EV battery trays, pillars, door rings, front-end structural modules, rails, shock towers, underbodies, floors, bumpers, complete body-in-white assemblies	Bodysides, decklids, doors, roofs, hoods, liftgates, panels, rockers



6

Our Competitive Edge – Global Capabilities in All Key Areas

MAGNA

Global Innovator
- Recognized globally as an innovator in all aspects of vehicle body and chassis structures
  - Bringing products to market that provide our customers a competitive edge



Lightweighting and Joining
- Developing new product, process and joining technologies
  - The right material in the right place for mass reduction without compromising OEM styling and performance



Material Development
- Leveraging existing product knowledge with the use of new materials
  - Application of new steel and aluminum grades



Design and Engineering
- Global industrial design and product engineering capabilities
  - Helping our customers boldly imagine and create the car of the future



Manufacturing Processes
- Continued leadership in manufacturing processes
  - Deep foundation in core manufacturing principles
  - Cost-competitive solutions in a vast array of processes



7

Our Competitive Edge at Work

MAGNA

Acura RDX Double Door Ring

- 2019 Acura RDX has the world's first hot stamped inner and outer door ring system


Inner door
Outer door

- Cosma's simulation expertise helped reduce customer's overall investment
- 2019 Automotive News PACE Award finalist


PACE



GM T1xx Frame

- Reduced mass by >10% from previous generation (~30kg of mass)
- Worked closely with customer to identify and implement down-gauging and design optimization opportunities
- Utilization of alternative materials / technology
- Effective use of high strength steel





8

Agenda

MAGNA

Business overview

Market position

Strategy going forward







9

Well-Positioned to Capitalize on Industry Trends

MAGNA

OEM outsourcing	Mobility	Lightweighting	Electrification	Safety requirements
• OEMs increasing focus on electrification, platform design, and autonomous and shared mobility	• Chassis and body components will continue to be relevant in mobility • Trend may shorten the replacement cycle of the vehicles in use	• The development of fuel-efficient vehicles is key growth trend • BIW and chassis components are critical to reduce vehicle weight and achieve CO_2 emissions targets	• OEMs increasing their focus on hybrid and electric vehicles • Battery frame manufacturing and weight reduction opportunities	• Increased use of technologies like hot stamping and high strength steels to improve vehicle safety and reduce weight
✓	✓	✓	✓	✓

Positive Impact

10

Leader in Core Products in Core Markets – Further Share Growth Opportunities in China & RoW

MAGNA

		North America	Europe	China	RoW
Body	Body-in-white	Strong position	Strong position	Expanding position	Expanding position
Body	Class A	Strong position	Strong position	Strong position	Future evaluation
Body	Battery frames	Expanding position	Expanding position	Expanding position	Future evaluation
Body	Bumpers	Strong position	Strong position	Expanding position	Maintain
Chassis	Frames	Strong position	Strong position	Future evaluation	Strong position
Chassis	Chassis	Strong position	Strong position	Expanding position	Maintain

Legend ● Strong position ● Expanding position ○ Future evaluation ● Maintain

11

Agenda

MAGNA

Business overview

Market position

Strategy going forward



12

Our Priorities

MAGNA

1. Focus on technologies and innovation that drive the car of the future
2. Continued strong sales growth in each of our core markets
3. Strengthening financial performance



13

PRIORITY #1: TECHNOLOGIES OF THE FUTURE

Lightweighting Technologies in Production

MAGNA

Hot Stamping & Casting Initiatives

- Industry leader
- Strategic and considered investment in capacity
- Continued process advancements
- Comprehensive global footprint: China, Europe, North America

Hot Stamping


Sales*
8% CAGR
$1.2B
$1.5B
2019
2022F



High Pressure Aluminum Casting


Sales*
10% CAGR
$0.5B
$0.7B
2019
2022F



* Includes estimated component sales in other assemblies

14

PRIORITY #1: TECHNOLOGIES OF THE FUTURE

Our Next Product: Battery Frames

MAGNA

2010 — 2015 — 2020 — 2025 — 2030

PAST
- Steel battery housings tubs

PRESENT
- Multiple materials
- **PHEV / EV 6% of global market = ~5M vehicles**

FUTURE
- Multiple materials
- **PHEV / EV 24% of global market = ~25M vehicles**

PHEV



EV




2.6m
1.5m

Key Impact on Chassis and BIW
- Vehicle architecture
- Increased lightweighting requirements
- Higher load / load distribution considerations
- Powertrain variants (ICE, PHEV, EV)

COSMA Advantages
- ✓ Process expertise in metal forming, joining, and modular assembly for battery frames
- ✓ Working with other Magna groups to develop alternative solutions for battery frames using various materials

Significant battery frame awards

15

PRIORITY #1: TECHNOLOGIES OF THE FUTURE

Product and Process Innovations

MAGNA

BIW – Gen3 Steel
- Lightweight alternative to hot stamping with higher strength and improved formability
- Challenges under development
  - Higher tonnage press requirement
  - Process refinements to eliminate cracks/fractures



Smart MIG Welding
- Adaptive MIG welding with closed loop feedback
- Parameter and seam tracking
  - Adjusts for weld gaps
- Accurately measures weld surface



Advanced Robotics
- Collaborative industrial environment in which robots and humans work together
- Ability to pass safety requirements remains a challenge



Augmented Reality
- Inspection technology to automatically detect missing features such as studs, weld nuts and spot welds
- Optical inspection system for automatic defect recognition
- Able to learn features and recognize target features



16

PRIORITY #2: SALES GROWTH

Our Solid Sales Growth Continues

MAGNA


Sales
2-4% CAGR
$10B
2019
2020F
2022F
Unweighted Global LV Production CAGR = ~2%
(Weighted Global LV Production CAGR = ~0.5%)

- Above market growth in core markets
- Double-digit growth in Asia
- Significant program launches
- Increased content on new and replacement business
- Lightweighting a key driver

17

PRIORITY #2: SALES GROWTH

Program Evolution Drives Sales

MAGNA

	Program Content 2009	Program Content 2015	Program Content 2020
Frame			
	+	+	+
Class A	✓	✓	✓
Body Stamping		✓	✓
Hot Stamping		✓	✓
High-Pressure Die Casting			✓
Content per Vehicle	~$800	~$900	~$1,050 (~**30%** increase over three generations)

18

PRIORITY # 3 : STRONG PERFORMANCE Ensure Strong On - Going Financial Performance • Strong free cash flow conversion – Realizing yield following heavy investment cycle • Maintaining solid sales growth on relatively level capital spending, following a period of significant investment and rapid growth – Disciplined approach to growth while ensuring we have the resources to execute • Operational priorities – Operational improvements – Flawless launch execution – World class manufacturing 19 IN SUMMARY Leader in Forming and Joining Vehicle Body and Chassis Structures • Unmatched expertise in vehicle body and chassis structures • Leading innovator in products, processes and materials • Strong market positions in core areas • Continued disciplined growth in our core markets • Focused on manufacturing excellence globally – Expected margin improvement Positioned to deliver solid performance with growing earnings and cash flow 20

MAGNA

Exteriors

Grahame Burrow
President



1

Agenda

MAGNA

- Business overview
- Market positioning
- Strategy going forward



2

A Leader in Exterior Products and Systems

MAGNA

2019 sales **$5.9B**

Manufacturing facilities **63**

24,000 employees in **13** countries


LIFTGATE & DOOR MODULES
ACTIVE AERODYNAMIC SYSTEMS
FASCIA
FRONT-END MODULES
EXTERIOR TRIM
ENGINEERED GLASS
AUTOMATED RUNNING BOARDS

3

Key Program Awards Driving Business Growth

MAGNA

Jeep Grand Cherokee

North America

Ford Mach-E

North America

Nissan Rogue

North America

VW Transporter

Europe

Nissan Qashqai

Europe

Ford Explorer/Aviator

Asia

Customer and Global Industry Recognition

MAGNA

Award	Customer / Organization
PACE Award Finalist: Spaceframe **Global – 2019**	Automotive News PACE AWARD
Challenging Spirit Award: RDX Liftgate Launch **North America – 2019**	HONDA
Supplier Quality Excellence Award **North America – 2019**	GM
SPE Europe Awards: Body Exterior, High-Volume TP Liftgate **Europe – 2018**	SPE Society of Plastics Engineers
Innovation Award: Ram Truck Active Air Deflector **North America – 2018**	FCA
Quality Performance Award **North America – 2018**	TOYOTA

10 Industry Awards

32 Customer Awards

Agenda

MAGNA

Business overview

Market positioning

Strategy going forward

Plastics Growth in Automotive 7 Average Plastics / Composites Content Per Vehicle* 349 365 388 350 334 400 300 201 5 202 0 202 5 2030 lbs per vehicle Enabling Trends • Increased regulatory and environmental objectives • E - vehicle range anxiety • Offset weight of added content • Sensor and lighting integration with enhanced styling freedom * Source: IHS Markit Leader in Core Products with Growth Opportunities 8 NA # 1 # 1 # 1 # 1 # 1 # 1 # 1 Future growth opportunity # 2 # 2 # 1 # 2 Product Area Liftgate & door modules Active aerodynamics Fascia systems Front - end modules Exterior trim Engineered glass Running boards Asia # 3 # 4 # 5 # 4 # 5 Current Market Positions* EU # 3 * Our estimated positions as an independent (i.e. non OEM - affiliated) supplier – based on sales Growing in China 9 ~$40M ~$90M 201 9 2022F China Sales 30% CAGR A er o L i f tg a te F E M China Highlights • New Customers: GM, Honda, FCA • New Plants: Changsha, Shanghai • Global Programs: Liftgates, Active Aero 2019 - 2022F Growth 35% C A GR 24% C A GR 66% C A GR

Key Exterior Trends

MAGNA

Access
- Growing industry adoption of thermoplastic for liftgates


Liftgates / Doors

Electronics Integration
- Sensor and lighting integration for improved functionality and brand identity


Sensors / Lighting

Range Optimization
- Active aerodynamics reduce emissions, improve fuel economy and extend battery range


Active Aero

10

Agenda

MAGNA

Business overview

Market positioning

Strategy going forward







11

Strategy Going Forward

MAGNA

1
Expansion of liftgate and access systems portfolio



2
Value-add product integration for smart mobility: lighting & sensors



3
Active aerodynamics optimizing vehicle efficiency



4
Advanced materials & sustainability



12

2 0 19 2 0 25F 13 * Source: Internal estimates Global Market Plastic Liftgates* and Magna Share* STRATEGY #1: EXPANSION OF LIFTGATE AND ACCESS SYSTEMS PORTFOLIO Magna Gaining Share in Fast Growing Liftgate Market Drivers of Growth: • OEM adoption of composite liftgates increasing globally • Need for targeted lightweight solutions due to vehicle electrification • Well positioned to support customers sourcing liftgates globally Magna ~$700M 22% 2019 Market $1.3B 2025 Market $3.3B 16% Magna ~$200M Growing Faster than the Market * 21% CAGR 2022F 2019 - 2025 Market CAGR – 16% STRATEGY # 1: EXPANSION OF LIFTGATE AND ACCESS SYSTEMS PORTFOLIO Magna Global Liftgates – Growing Portfolio Toyota Supra Jeep Cherokee* Jeep Cherokee* BMW i3 Acura RDX* Launched North American OEM Nissan Rogue German OEM Japanese OEM Acura RDX* North American OEM Japanese OEM Future Launches * Global Platform 14 STRATEGY #1: EXPANSION OF LIFTGATE AND ACCESS SYSTEMS PORTFOLIO Thermoplastics Enable Future Mobility & Access Storage • Security • Access • Lightweight/green • Lower cost for mid - cycle changes and varied trim levels • Modular construction • More aggressive styling and brand distinction • Integration of features for improved consumer experience – Gesture control – Flexible storage – Ease of access – Security – Sensor integration 15

STRATEGY # 2: VALUE ADD PRODUCT INTEGRATION FOR SMART MOBILITY: LIGHTING & SENSORS

Integrating Smart Mobility Features

MAGNA

Seamless Integration

- Integration of ADAS sensors, RADAR, LiDAR, ultrasonics and cameras
- Materials enable transmissivity and provides durability
- Messaging and communication
- Design freedom



Future Exterior Lighting

- Functionality and communication
- Styling and personalization
- Brand identity
- Safety and security



Cross Magna Activities

16

STRATEGY # 3: ACTIVE AERODYNAMICS OPTIMIZING VEHICLE PERFORMANCE

Faster, Further, for Less

MAGNA

- OEMs are adding active aerodynamic features to meet targets
- Electric and high-ride vehicles benefit from active aero devices
- Range extension
- Options for modularity with low, up-front cost

Rear Diffuser/Spoiler



Active Air Deflector



Modular Active Grille Shutter



17

STRATEGY # 4: ADVANCED MATERIALS AND SUSTAINABILITY

Material Science and Environmental Responsibility

MAGNA

Material Science

- Adhesives
- Coatings
- Thermoplastics
- Composites

Sustainability

Product
CO_2 reduction > **16,000** metric tons

Manufacturing
Accelerating CO_2 reduction efforts globally

Materials
99% of scrap resin recycled or repurposed

18

Financial Performance Sustainable, Profitable Growth IN SUMMARY Exteriors: Seizing Market Opportunities • Strong EBIT • Solid return on investment • Excellent free cash flow and cash flow conversion • Exceeding liftgate market growth • Balanced portfolio addressing market needs – Active aerodynamics – Lighting & sensor integration – Access systems • Content per vehicle increasing 19

Seating Mike Bisson President 1 Business overview Agenda Market positioning Strategy going forward 2 Seating At a Glance 2019 $5.6B Manufacturing 66 sales facilities Strong returns, growing business with above - average cash flow conversion >29,00 0 employee s i n 17 countries 3

Foam Trim Adjusters Recliners Frames Full Portfolio for Vertical Integration Based on Lincoln 30 Way WOW Seat 4 Industry - Leading Technology META™ i - DiSC ® Stow ‘ n Go ® EZ Entry Tracks Recliners with Easy Tilt* Manual Pitch Slide Known for our strong second and third row expertise * Stow ‘ n Go ® is a registered trademark of FCA 5 Diversified our Customer Base over Time 6 2019 Sales* BMW 11% Daimler 1% FCA 18% Ford 36% Geely 3% GM 12% Other 3% VW 12% RNMA 2% Honda 1% PSA 1% 2015 BMW 0% Ford 37% Geely 0% GM 16% Other 1% Daimler 1% VW 18% FCA 23% RNMA 2% Honda 1% PSA 1% * Includes consolidated sales + sales at 100% for unconsolidated entities $4.9B $6.2B

Improving Geographic Mix with Growth in China

MAGNA

Sales*


2015
W.Europe 9%
South America 6%
India 1%
E.Europe 12%
China 2%
North America 70%
2019
W.Europe 9%
South America 4%
ROW 1%
India 1%
E.Europe 12%
China 8%
North America 65%

* Includes consolidated sales + sales at 100% for unconsolidated entities

7

BMW: A Growing Customer

MAGNA

- Programs
  - X5, X6, X7 were our first seating program launches with BMW
  - Secured new business for 2022
  - Successfully launching 1 and 2 Series in Europe
  - Launching X5 and X6 at new operation in Thailand
- Challenges in North America
  - New customer, new facility, new employees
  - Significant scope changes due to added seat variants
  - Late customer changes
- Progress
  - Strengthened leadership team
  - Executing Continuous Improvement roadmap
  - Expect improved operating results 2020 vs 2019



8

2019 FCA Interior Supplier of the Year

MAGNA


FCA
FCA

First seating supplier to win this award

9

Seating John Wyskiel Sr. Vice President / Future President 10 Market positioning Agenda Business overview Strategy going forward 11 2019 Magna Seating Sales Share ■ SUV/CUV Ŷ Car Ŷ Truck/Van Global SUV/CUV market growing at 4.9% CAGR 2019 - 2025* Global Market* Sales Share Continue to Build on Strong SUV/CUV Share Strong Position Driven By: • Best - in - class rear seat mechanisms • Multiple structure solutions • Innovative seat function and reconfigurability • Expertise managing: – Highly variable content/complexity – High volume programs * Source: IHS Markit & Magna Management Assumptions 12 66% 52%

Our Seating Content Significantly Above Market

MAGNA

Content Drivers

Growth in Number of Rows

- ✓ SUVs/CUVs market growth
- ✓ Trend of adding third row to SUVs/CUVs



+

Increased Content Per Row

- ✓ Power in second and third row
- ✓ Comfort
- ✓ Thermal
- ✓ Convenience
- ✓ Sensors



Average Seat Content Per Vehicle*
2019
Magna CPV
$1,039
Market CPV
$707
$-
$500
$1,000
$1,500

* Source: 2019 McKinsey Studies, Magna Management Assumptions

13

Agenda

MAGNA

Business overview

Market positioning

Strategy going forward



14

Strategy Going Forward

MAGNA

1 Capitalizing on global growth markets



2 Continued vertical integration

3 Ensure well-positioned for future of mobility



15

1 Capitalizing on Global Growth Markets

MAGNA


North America
Capitalizing on SUV growth trend
Europe
Growing in Eastern & Western Europe
China
Continued growth, pursuing new partners / relationships
2022
BMW future vehicle
Ford Escape
FCA future vehicle
BMW 1 & 2 Series
Ford Kuga
Ford Kuga
Lynk & Co 05
South America
Stabilizing with significant wins
India
Expanding operations (TATA) & new customer (PSA)
Thailand
Established presence – new operations (BMW)
2022
2022
Renault future vehicle
Ford future vehicle
Tata Hornbill
BMW X5 & X6

16

Strategy Going Forward

MAGNA

1 Capitalizing on global growth markets



2 Continued vertical integration



3 Ensure well-positioned for future of mobility



17

2 Continued Progress with Vertical Integration

MAGNA

Region	Foam	Trim	Recliners	Tracks	Structures
N. America	✓	✓	✓	✓	✓
S. America	✓ Organic	✓ Organic	✓ HM JV	✓ HM JV	✓
Europe	✓ Organic	✓	✓ HM JV	✓ Organic	✓ VIZA Acquis.
China	✓	✓ Organic	✓	✓	✓
India					✓ HM JV

18

Strategy Going Forward 19 1 2 3 Capitalizing on global growth markets Continued vertical integration Ensure well - positioned for future of mobility Capitalizing on global growth markets Continued vertical integration 20 • Our seats are found on some of the best known “smart mobility” vehicles in the market • Experience gained from 100K+ vehicles 3 Building on Strong EV & Smart Mobility Experience Chevrolet Bolt EV Chevrolet Volt PHEV Ford Transit PHEV Chrysler Pacifica AV GM Cruise AV 3 Positioned for the Future of Mobility 21 Creating solutions that adapt to the consumer instead of requiring the consumer to adapt to the vehicle

22 3 Launching FREEFORM Technology on Model Year 2021 Vehicles • Endless design possibilities • 4” draw on the back of the seat for added knee room • 4x more breathable than comparable molded products • Reduced complexity by 80 components • Removable for cleaning for future mobility applications OEM Innovation Award Finalist 23 IN SUMMARY Seating has Strong Business Potential for Continued Growth • Consistently outgrowing the market • Strong cash flow conversion and returns • Expanding business globally with new customers • Strengthening position through vertical integration • Prepared for the future of mobility 24

Appendix 25 Seat steel frame production plants VIZA Seat assembly plants Magna Seat steel frame production plants Magna • Good integration progress • Positive OEM feedback • Awarded two new programs in Mexico • First - time Morocco footprint VIZA Europe VIZA Mexico Mor o cco 2 Strengthened Structures Competitive Position with VIZA Acquisition 26

Complete Vehicles Frank Klein President 1 Business overview Agenda Market positioning Strategy going forward 2 3 • Number 1 in multi - OEM vehicle contract manufacturing • 120 years of experience • High quality standards • Reliable & solid partner • Highly educated & motivated employees • ~4,000 engineers in a global network 2 9 models produced for 9 OEMs 40 different vehicles or derivatives engineered in the last 20 years 3.7 million vehicles produced One - Stop Shop: Magna Steyr From Virtual Engineering to Vehicle Production

Complete Vehicles At a Glance

MAGNA

2019 sales	$6.7 Billion
Multi-OEM vehicle contract manufacturing – global ranking	#1
Global supplier of complete vehicle engineering	Top 6
Employees*	~12,000
Locations: Vehicle Manufacturing / Engineering	3 / 18
Portion of EV related projects for engineering / production	30% / 15%

Complete Vehicle Manufacturing





Complete Vehicle Engineering

* Excludes employees at BJEV manufacturing joint venture

4

Diversified & Expanding Customer Base

MAGNA

Existing Customers

Mercedes-Benz, Audi, Brilliance, CEVT, Chery, Chrysler, FAW, Ferrari, Fiat, Changan Ford, Geely, BMW, Hyundai, Jeep, Kia, Lexus, Mini, Opel, Porsche, PSA Peugeot Citroën, Jaguar, Land Rover, Renault Nissan, Rolls-Royce, Smart, Subaru, Suzuki, Tata, Toyota, Volkswagen

Recently Added Customers

Mitsubishi Motors, BAIC BJEV, Waymo, Sony, INEOS, 恒大集团 Evergrande Group, JAC, Vingroup, 众泰汽车 Zotye Auto

5

What Makes our Business Unique?

- Capability
- Flexibility
- Quality record



6

World Premiere of the VISION-S at CES 2020

MAGNA


VISION-S

Completely new vehicle concept for a battery electric vehicle platform developed and built in close cooperation between Sony and Magna Steyr



"Best of CES Award" in the "Most unexpected product" category at CES 2020

7

Magna Steyr is an Enabler for Magna's Auto Parts & Systems Business

MAGNA

Magna content per vehicle:

Jaguar E-PACE



~$1,100

Jaguar I-PACE



~$2,350

G Class



~$4,900

BMW 5 series



~$600

BMW Z4



~$3,350

Toyota GR Supra



~$2,050

8

Expanding Manufacturing Expertise from Graz to New Regions

MAGNA

Central Europe



Graz, Austria

Eastern Europe



Hoče, Slovenia

Asia



Zhenjiang, China



9

Expanding Manufacturing Expertise from Graz to New Regions

MAGNA

Central Europe	Eastern Europe	Asia
		
Graz, Austria	Hoče, Slovenia	Zhenjiang, China

- Six SOPs delivered in 24 months on time and at quality expectations
- Battery electric, hybrid and ICE vehicles produced in the same facility



10

Expanding Manufacturing Expertise from Graz to New Regions

MAGNA

Central Europe	Eastern Europe	Asia
		
Graz, Austria	Hoče, Slovenia	Zhenjiang, China

- First manufacturing footprint in Eastern Europe
- From ground-breaking to SOP in 18 months
- State-of-the-art paint shop with potential to expand to complete vehicle manufacturing plant
- Capacity of up to 100,000 painted bodies/year


Painting of the Jaguar E-PACE since 2019

11

Expanding Manufacturing Expertise from Graz to New Regions

MAGNA

Central Europe	Eastern Europe	Asia
		
Graz, Austria	Hoče, Slovenia	Zhenjiang, China

- Contract manufacturing joint-venture with BJEV established
- Battery electric vehicle production
- Total capacity up to 180,000 vehicles/year
- SOP of first vehicle later this year

12

Established Competitive Engineering Network to Meet Growing Customer Demands

MAGNA


USA
Detroit
Morocco
Casablanca
Germany
Böblingen, Ingolstadt, Mühlhausen, Munich, Sailauf, Sindelfingen, Wolfsburg
France
Étupes, Paris
Austria
Graz
Italy
Turin
India
Pune
China
Shanghai, Shenyang, Wuhan
Japan
Shin-Yokohama
9
countries
~4,000
engineers
18
locations

13

Established Competitive Engineering Network to Meet Growing Customer Demands

MAGNA


USA
Detroit
Morocco
Casablanca*
Germany
Böblingen, Ingolstadt, Mühlhausen, Munich, Sailauf, Sindelfingen, Wolfsburg
France
Étupes, Paris
Austria
Graz
Italy
Turin
India
Pune
China
Shanghai, Shenyang, Wuhan
Japan
Shin-Yokohama
New off-shore engineering center to leverage costs

* Joint venture

14

Established Competitive Engineering Network to Meet Growing Customer Demands

MAGNA


USA
Detroit
Morocco
Casablanca
Germany
Böblingen, Ingolstadt, Mühlhausen, Munich, Sailauf, Sindelfingen, Wolfsburg
France
Étupes, Paris
Austria
Graz
Italy
Turin
India
Pune
China
Shanghai, Shenyang, Wuhan
Japan
Shin-Yokohama
Tech JV for EV development established

15

Market positioning Agenda Business overview Strategy going forward 16 Complete Vehicles’ Unique Market Position 17 • Brand - independent partner for platform sharing in terms of multi - OEM engineering & manufacturing • Enabler for new entrants to realize fast time to market • Sole automotive supplier with global complete vehicle one - stop shop • First contract manufacturer to produce vehicles with different powertrains on the same production line worldwide Well established business relationships with traditional OEMs and new entrants Key Market Trends Influencing Complete Vehicle Business 18 • New technologies and the transformation in the field of smart mobility attract new players from other industries to the automotive industry • Increasingly strict regulations and environmental targets force the industry to adopt new powertrain strategies • Investments in new technologies, increasing cost pressure due to political and regulatory requirements and new players in the automotive industry lead to new cross - brand cooperation 1 Electrification 2 Cooperation 3 New entrants

Agenda Business overview Market positioning 19 Strategy going forward Strategy Going Forward 20 Enable competitive cooperation solutions Capitalize on electrification expertise Grow with new entrants Execute China strategy 1 2 3 4 21 • First global contract manufacturer with footprint in China, SOP in 2020 • Magna’s joint venture with BJEV is a one - stop shop offering customers a fully developed platform, engineering services and contract manufacturing capabilities for battery electric vehicles • Our partner BJEV is the No.1 automaker for BEV’s in China • Leverage state - of - the - art scalable BEV platform for use by global 3 rd party customers 1 Execute China Strategy High demand from Asian region for automotive eMobility competence Launch of first pre - production vehicles at JV manufacturing plant

2 Capitalize on Electrification Expertise

MAGNA

Increasingly strict regulations and environmental targets force the industry to adopt new powertrain strategies



Jaguar's electric I-PACE is produced on the same line as the conventional E-PACE

- Capability to integrate, validate and test electrified powertrains
- Ability and flexibility to manufacture different propulsion systems in one facility
- Own BEV platform for 3rd party OEMs and new entrants
- Developing a hydrogen strategy to address the market's electrification needs (BEV, FCEV) with engineering services, components and systems

22

3 Enable Competitive Cooperation Solutions

MAGNA

Future platform sharing scenarios require independent industrialization partner


VINFAST

The new VinFast vehicle family – a successful example of an OEM-New Entrant cooperation with Magna as engineering partner

- Magna as brand-independent one-stop shop to develop and/or manufacture complete vehicles based on own or customers' platform
- Further positions Magna as a preferred partner to OEMs to realize profitable niche products

23

4 Grow Business with New Entrants and Technology Companies

MAGNA

New entrants and technology companies require experienced automotive partners for fast market entry



Magna integrates Waymo's self-driving systems

- Support new entrants and technology companies to transform their vision into a proven automotive reality
- Utilize Magna's extensive component, systems, complete vehicle and manufacturing know-how
- Installed manufacturing capacity and a global network for complete vehicle engineering to overcome market entry barriers

24

Magna Steyr: The Preferred Partner to Face the Challenges of an Industry in Transition • Brand - independent partner to established OEMs and new entrants • Core competence as a one - stop shop is unique in the industry – combining complete vehicle development and manufacturing • Expertise in alternative propulsion systems • Business enabler – contract vehicle manufacturing provides opportunities for Magna’s systems business 25

Wrap - Up Don Walker Chief Executive Officer Product Growth at Various Stages 2 Hybrid DCT’s Battery Frames Liftgates Cameras E - latches Magna Vantage Point • Operating units focused on product lines • Leveraging collective capabilities • Overall systems approach No supplier matches Magna’s capability 3

IN SUMMARY Why Invest in Magna • Unique culture • Well - positioned for the future • Continuing to grow • Solid balance sheet provides flexibility • Generating strong returns and cash flow Building shareholder value 4